Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 5,906 Filed pursuant to Rule 433 Registration Statement Nos. 333-275587; 333-275587-01 January 13, 2025

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Common Stock of Broadcom Inc. and the Common Stock of Netflix, Inc. due January 21, 2028

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlying stocks	Common stock of Broadcom Inc. (the “AVGO Stock”) and the common stock of Netflix, Inc. (the “NFLX Stock”)
Pricing date*	January 17, 2025
Original issue date*	January 23, 2025
Face amount	$1,000 per security
Contingent coupon payments

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the stock closing price of the lowest performing underlying stock on the related calculation day is greater than or equal to its coupon threshold price. Each “contingent coupon payment”, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 12.

Contingent coupon rate	At least 20.00% per annum, to be determined on the pricing date
Automatic call

If, on any calculation day (other than the final calculation day), beginning in July 2025, the stock closing price of each underlying stock is greater than or equal to its respective starting price, the securities will be automatically called for a cash payment per security equal to the face amount plus a final contingent coupon payment on the related call settlement date.

Calculation days	Monthly, on the 17th of each month, commencing in February 2025 and ending on the final calculation day. We also refer to the January 2028 calculation day as the final calculation day.
Contingent coupon payment dates	Three business days after the applicable calculation day; provided that the coupon payment date for the final calculation day is the maturity date.
Call settlement date	Three business days after the applicable calculation day.
Maturity payment amount (per security)

●if the stock closing price of each underlying stock on the final calculation day is greater than or equal to its respective downside threshold price:

$1,000; or

●if the stock closing price of either underlying stock on the final calculation day is less than its respective downside threshold price:

$1,000 × performance factor of the lowest performing underlying stock on the final calculation day

Maturity date*	January 21, 2028
Starting price	For each underlying stock, its stock closing price on the pricing date
Lowest performing underlying stock	On any calculation day, the underlying stock with the lowest performance factor on that calculation day
Performance factor	With respect to each underlying stock, on any calculation day, its stock closing price on such calculation day divided by its starting price
Coupon threshold price	70% of the starting price for each underlying stock
Downside threshold price	70% of the starting price for each underlying stock
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $23.25 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $17.50 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61777R5F6
Tax considerations	See preliminary pricing supplement

*Subject to change

** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services

Hypothetical payout profile (excluding contingent coupon payments)

The lowest performing underlying stock
The securities
Maturity payment amount per security
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$1,000
Face amount
30%
contingent
downside
protection
-100%
-80%
-60%
-40%
-30%
-20%
0%
20%
40%
60%
80%
100%
Percentage change from the starting price to the stock closing price of the lowest performing underlying stock on the final calculation day

If the securities are not automatically called prior to the maturity date and the stock closing price of either underlying stock on the final calculation day is less than its downside threshold price, you will lose more than 30%, and possibly all, of the face amount of your securities at the maturity date.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of either underlying stock, but you will have full downside exposure to the lowest performing underlying stock on the final calculation day if the stock closing price of that underlying stock on the final calculation day is less than its downside threshold price.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $954.90, or within $45.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement, product supplement for principal at risk securities and prospectus before making a decision to invest in the securities.

Preliminary Pricing Supplement:

https://www.sec.gov/Archives/edgar/data/895421/000183988225001665/ms5906_424b2-00834.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary pricing supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of the face amount of your securities at maturity.

●The securities do not provide for the regular payment of interest.

●The contingent coupon payment, if any, is based on the price of each underlying stock on only the related monthly calculation day at the end of the related interest period.

●Investors will not participate in any appreciation in either underlying stock.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlying stocks.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of each underlying stock.

●Because the securities are linked to the performance of the lowest performing underlying stock, you are exposed to greater risks of receiving no contingent coupon payments and sustaining a significant loss on your investment than if the securities were linked to just one underlying stock.

●No affiliation with Broadcom Inc. or Netflix, Inc.

●We may engage in business with or involving Broadcom Inc. or Netflix, Inc. without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

●Historical closing prices of the underlying stocks should not be taken as an indication of the future performance of the underlying stocks during the term of the securities.

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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